Mail Stop 4561

June 10, 2008

Mr. Daniel Bertrand
Executive Vice President and
Chief Financial Officer
Copernic, Inc.
388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada, H2Y1S1

      Re: **Copernic, Inc.**
                Form 6-K filed March 7, 2006
                File No. 000-171164

Dear Mr. Bertrand:

We have completed our review of your Form 6-K and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief